UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
VERTRUE INCORPORATED
(Name of the Issuer)
Vertrue Incorporated
Gary A. Johnson
Velo Holdings Inc.
Velo Acquisition Inc.
One Equity Partners II, L.P.
Oak Investment Partners XII, L.P.
Rho Ventures V, L.P.
Rho Ventures V Affiliates, L.L.C.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92534N101
(CUSIP Number of Class of Securities)
James B. Duffy
Secretary
Vertrue Incorporated
20 Glover Avenue
Norwalk, Connecticut 06850
(203) 324-7635
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
Copies to:

Keith A. Pagnani, Esq.	Carmen J. Romano, Esq.	Robert J. Lichtenstein, Esq.
Sullivan & Cromwell LLP	Derek M. Winokur, Esq.	Justin W. Chairman, Esq.
125 Broad Street	Dechert LLP	Morgan, Lewis & Bockius LLP
New York, NY 10004	Circa Centre	1701 Market Street
(212) 558-4000	2929 Arch Street, 4th Floor	Philadelphia, PA 19103
	Philadelphia, PA 19104	(215) 963-5061
(215) 994-4000
This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer

d. ☐	None of the above
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$531,607,525.66	$16,320.60

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined upon the sum of (a) $48.50 per share of 9,724,569 shares of Vertrue common stock, par value $0.01 per share (the “Common Stock”); (b) $48.50 minus the weighted average exercise price of $25.76 per share of outstanding options to purchase 2,620,384 shares of the Common Stock; and (c) $48.50 per share of restricted stock of 7,802 shares of the Common Stock.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0000307.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,320.60	Filing Party: Vertrue Incorporated
Form or Registration No.: Schedule 14A	Date Filed: May 1, 2007

-i-

INTRODUCTION
     This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by: (1) Vertrue Incorporated, a Delaware corporation (“Vertrue”), the issuer of the Common Stock that is subject to the Rule 13e-3 transaction, (2) Gary A. Johnson, an individual and a director and the Chief Executive Officer of Vertrue, (3) Velo Holdings Inc., a Delaware corporation (“Parent”), (4) Velo Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (5) One Equity Partners II L.P., a Cayman Islands exempted limited partnership, (6) Oak Investment Partners XII, L.P., a Delaware limited partnership, (7) Rho Ventures V, L.P., a Delaware limited partnership, and (8) Rho Ventures V, Affiliates, L.L.C., a Delaware limited liability company (collectively with Vertrue, the “Filing Persons”).
     Pursuant to the Agreement and Plan of Merger, dated as of March 22, 2007 (the “Merger Agreement”), by and among Vertrue, Parent and Merger Sub, Merger Sub will merge with and into Vertrue, the separate corporate existence of Merger Sub will cease, and Vertrue will continue as the surviving corporation (the “Merger”). Upon completion of the Merger, each share of the Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law and shares owned by Parent (including shares contributed to Parent in exchange for equity securities of Parent by Gary A. Johnson or any other members of Vertrue’s senior management who are invited to and elect to so invest in Parent), Merger Sub, Vertrue and any of their respective direct or indirect wholly-owned subsidiaries) will be converted into the right to receive $48.50 in cash, without interest and less any applicable withholding tax. The Merger Agreement also provides that upon consummation of the Merger, each outstanding option to purchase shares of the Common Stock, vested or unvested, will be cancelled and will only entitle the holder of such option to receive a cash payment equal to the total number of shares of the Common Stock subject to such option immediately prior to the effective time of the Merger multiplied by the amount (if any) by which $48.50 exceeds the option exercise price, without interest and less any applicable withholding taxes. Additionally, each outstanding share of restricted stock of Vertrue will be cancelled and will only entitle the holder of such restricted stock to receive a cash payment of $48.50, without interest and less any applicable withholding taxes. In connection with the Merger, Gary A. Johnson has entered into an agreement with Parent, pursuant to which he has agreed to contribute up to $20,000,000 in value of his shares of the Common Stock to Parent in connection with the Merger, valued at $48.50 per share, in exchange for equity interests in Parent and has committed to vote “FOR” the adoption of the Merger Agreement. Prior to completion of the Merger, other current members of Vertrue’s senior management are expected to be provided an opportunity to invest in Parent by contributing a portion of their shares of the Common Stock to Parent in exchange for equity interest in Parent or otherwise purchasing equity securities of Parent in connection with the consummation of the Merger. As of the date of this Transaction Statement, no decision has been made regarding which additional members of Vertrue’s senior management will invest in Parent.
     Concurrently with the filing of this Transaction Statement, Vertrue is filing with the Securities and Exchange Commission a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of Vertrue, at which the stockholders will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of stockholders holding at least a majority of the shares of the Common Stock outstanding as of the close of business on the record date relating to the special meeting of Vertrue’s stockholders.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including Vertrue, takes responsibility for the accuracy of any information not supplied by such Filing Person.

     The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that Vertrue is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of Vertrue within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
Item 1. Summary of Term Sheet
Regulation M-A Item 1001
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet” “Questions and Answers About the Special Meeting and the Merger”
Item 2. Subject Company Information
Regulation M-A Item 1002
(a)	Name and Address.
Vertrue Incorporated 20 Glover Avenue Norwalk, Connecticut 06850 (203) 324-7635
(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers About the Special Meeting and the Merger” “The Special Meeting — Record Date”
(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “Important Information About Vertrue — Market Price and Dividend Data” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “Important Information About Vertrue — Market Price and Dividend Data” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Important Information About Vertrue — Prior Stock Purchases” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
Regulation M-A Item 1003
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
(a)	Name and Address.
“Summary Term Sheet — The Merger and the Merger Agreement”
“The Parties Involved in the Merger”
“Annex E — Information Relating to Gary A. Johnson, Other Directors and Executive Officers of Vertrue and to Parent, Merger Sub and the Sponsors”
(b)	Business and Background of Entities.
“Summary Term Sheet — The Merger and the Merger Agreement”
“The Parties Involved in the Merger”
“Annex E — Information Relating to Gary A. Johnson, Other Directors and Executive Officers of Vertrue and to Parent, Merger Sub and the Sponsors”
(c)	Business and Background of Natural Persons.
“Annex E — Information Relating to Gary A. Johnson, Other Directors and Executive Officers of Vertrue and to Parent, Merger Sub and the Sponsors”

Item 4. Terms of the Transaction
Regulation M-A Item 1004
(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting”
“Special Factors”
“The Merger Agreement”
“Rollover and Voting Agreement”
“Annex A — Agreement and Plan of Merger”
(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“The Merger Agreement — Merger Consideration and Effects of Merger”
“Rollover and Voting Agreement”
(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“The Special Meeting — Rights of Stockholders Who Seek Appraisal”
“Rights of Appraisal”
“Annex D — Section 262 of the General Corporation Law of the State of Delaware”
(e)	Provisions of Unaffiliated Security Holders. The Filing Persons have not made any provision in connection with the Merger to grant unaffiliated stockholders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.
(f)	Eligibility of Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a)	Transactions.
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Special Factors — Certain Relationships Between Parent and Vertrue”
(b)	Significant Corporate Events.
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Important Information About Vertrue — Prior Stock Purchases”
(c)	Negotiations or Contacts.
“Summary Term Sheet” “Special Factors — Background of the Merger”

“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
(e)	Agreements Involving the Subject Company’s Securities.
“Summary Term Sheet” “Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(b)	Use of Securities Acquired.
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“The Merger Agreement — The Merger”
“The Merger Agreement — Merger Consideration and Effects of Merger”
“Annex A — Agreement and Plan of Merger”
(c)	Plans (1)-(8).
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“The Merger Agreement”
“Annex A — Agreement and Plan of Merger”
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a)	Purposes.
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purpose and Reasons for the Merger of Gary A. Johnson”
“Special Factors — Purposes and Reasons for the Merger of Parent, Merger Sub and the Sponsors”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
(b)	Alternatives.
“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Effects on Vertrue if the Merger is Not Completed”
(c)	Reasons.
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Opinions of Financial Advisors”
“Special Factors — Purpose and Reasons for the Merger of Gary A. Johnson”
“Special Factors — Purpose and Reasons for the Merger of Parent, Merger Sub and the Sponsors”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
(d)	Effects.
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Effects on Vertrue if the Merger is Not Completed”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”
“The Merger Agreement”
“Annex A — Agreement and Plan of Merger”
Item 8. Fairness of the Transaction
Regulation M-A Item 1014
(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Position of Gary A. Johnson as to Fairness”
“Special Factors — Position of Parent, Merger Sub and the Sponsors as to Fairness”
“Special Factors — Opinions of Financial Advisors”
“Annex B — Opinion of FTN Midwest Securities”
“Annex C — Opinion of Jefferies Broadview”
(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Position of Gary A. Johnson as to Fairness”
“Special Factors — Position of Parent, Merger Sub and the Sponsors as to Fairness”
“Special Factors — Opinions of Financial Advisors”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”

“Annex B — Opinion of FTN Midwest Securities” “Annex C — Opinion of Jefferies Broadview”
(c)	Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting — Voting Rights; Quorum; Vote Required for Approval”
“The Merger Agreement”
(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Opinions of Financial Advisors”
“Annex B — Opinion of FTN Midwest Securities”
“Annex C — Opinion of Jefferies Broadview”
(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger” “Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
Item 9. Reports, Opinions, Appraisals and Negotiations
Regulation M-A Item 1015
(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Opinions of Financial Advisors”
“The Merger Agreement — Representations and Warranties”

“Annex B — Opinion of FTN Midwest Securities” “Annex C — Opinion of Jefferies Broadview”
(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Opinions of Financial Advisors”
“The Merger Agreement — Representations and Warranties”
“Annex B — Opinion of FTN Midwest Securities”
“Annex C — Opinion of Jefferies Broadview”
(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Vertrue during its regular business hours by any interested holder of the Common Stock or his, her or its representative who has been so designated in writing.
Item 10. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a)	Source of Funds.
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Guarantees; Remedies”
“Special Factors — Fees and Expenses of the Merger”
“The Merger Agreement”
“Annex A — Agreement and Plan of Merger”
(b)	Conditions.
“Summary Term Sheet — The Merger and the Merger Agreement”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Effects on Vertrue if the Merger is Not Completed”
“Special Factors — Financing of the Merger”
“The Merger Agreement”
“Annex A — Agreement and Plan of Merger”
(c)	Expenses.
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Fees and Expenses of the Merger”
“The Merger Agreement — Termination Fees”
“The Merger Agreement — Expenses”
“Annex A — Agreement and Plan of Merger”
(d)	Borrowed Funds.
“Summary Term Sheet — Other Important Considerations” “Special Factors — Background of the Merger” “Special Factors — Financing of the Merger” “Annex A — Agreement and Plan of Merger”

Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a)	Securities Ownership.
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Important Information About Vertrue — Security Ownership of Certain Beneficial Owners and Management”
(b)	Securities Transactions.
“Important Information About Vertrue — Security Ownership of Certain Beneficial Owners and Management” “Important Information About Vertrue — Prior Stock Purchases”
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(d)	Intent to Tender or Vote in a Going-Private Transaction.
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting— Voting Rights; Quorum; Vote Required for Approval”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purpose and Reasons for the Merger of Gary A. Johnson”
“Special Factors — Purpose, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”

(e)	Recommendations of Others.
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purpose and Reasons for the Merger of Gary A. Johnson”
“Special Factors — Purpose and Reasons for the Merger of Parent, Merger Sub and the Sponsors”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
Item 13. Financial Statements
Regulation M-A Item 1010
(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information About Vertrue — Historical Selected Financial Data”
“Important Information About Vertrue — Ratio of Earnings to Fixed Charges”
“Important Information About Vertrue — Book Value Per Share”
“Where You Can Find More Information”
(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a)	Solicitations or Recommendations.
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting — Solicitation of Proxies”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Special Factors — Fees and Expenses of the Merger”
(b)	Employees and Corporate Assets.
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
Item 15. Additional Information
Regulation M-A Item 1011
(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16. Exhibits
Regulation M-A Item 1016

(a)(1)	Letter to Stockholders of Vertrue Incorporated, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Vertrue Incorporated with the Securities and Exchange Commission on June 12, 2007.

(a)(2)	Notice of Special Meeting of Stockholders of Vertrue Incorporated, incorporated herein by reference to the Proxy Statement.

(a)(3)	Proxy Statement of Vertrue Incorporated, incorporated herein by reference to the Proxy Statement.

(b)(1)	Debt Commitment Letter, dated March 22, 2007, to Velo Holdings Inc., from Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Lehman Brothers Inc., JP Morgan Securities Inc. and JPMorgan Chase Bank, NA.*

(c)(1)	Fairness Opinion of FTN Midwest Securities Corp., dated as of March 21, 2007, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)	Fairness Opinion of Jefferies Broadview, dated as of March 20, 2007, incorporated herein by reference to Annex C of the Proxy Statement.

(c)(3)	Presentation of FTN Midwest Securities Corp. to the Special Committee of the Board of Directors of Vertrue Incorporated, dated February 12, 2007.*

(c)(4)	Presentation of FTN Midwest Securities Corp. to the Special Committee of the Board of Directors of Vertrue Incorporated, dated March 20, 2007.*

(c)(5)	Presentation of Jefferies Broadview to the Special Committee of the Board of Directors of Vertrue Incorporated, dated March 20, 2007.*

(d)(1)	Agreement and Plan of Merger, dated as of March 22, 2007, among Vertrue Incorporated, Velo Holdings Inc. and Velo Acquisition Inc., incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)	Rollover and Voting Commitment Letter, dated March 22, 2007, to Velo Holdings Inc. from Gary A. Johnson.*

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Proxy Statement.

(g)	None.

* Previously filed.

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 12, 2007

VERTRUE INCORPORATED
By:	/s/ George W.M. Thomas
	Name:	George W.M. Thomas
	Title:	Senior Vice President, General Counsel

/s/ Gary A. Johnson
Gary A. Johnson

VELO HOLDINGS INC.
By:	/s/ James W. Koven
	Name:	James W. Koven
	Title:	Vice President and Secretary

VELO ACQUISITION INC.
By:	/s/ James W. Koven
	Name:	James W. Koven
	Title:	Vice President and Secretary

ONE EQUITY PARTNERS II, L.P.
By:	OEP General Partner II, L.P., its General Partner
By:	OEP Holding Corporation, its General Partner

By:	/s/ James W. Koven
	Name:	James W. Koven
	Title:	Managing Director

OAK INVESTMENT PARTNERS XII, L.P.
By:	Oak Associates XII LLC, its General Partner

By:	/s/ Fredric Harman
	Name:	Fredric Harman
	Title:	Executive Managing Member

RHO VENTURES V, L.P.

By:	RMV V, L.L.C., its General Partner
By:	Rho Capital Partners LLC, its Managing Member

By:	/s/ Jeff Martin
	Name:	Jeff Martin, as Attorney-in-Fact

RHO VENTURES V AFFILIATES, L.L.C.

By:	RMV V, L.L.C., its General Partner
By:	Rho Capital Partners LLC, its Managing Member

By:	/s/ Jeff Martin
	Name:	Jeff Martin, as Attorney-in-Fact

Exhibit Index

(a)(1)	Letter to Stockholders of Vertrue Incorporated, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Vertrue Incorporated with the Securities and Exchange Commission on June 12, 2007.

(a)(2)	Notice of Special Meeting of Stockholders of Vertrue Incorporated, incorporated herein by reference to the Proxy Statement.

(a)(3)	Proxy Statement of Vertrue Incorporated, incorporated herein by reference to the Proxy Statement.

(b)(1)	Debt Commitment Letter, dated March 22, 2007, to Velo Holdings Inc., from Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Lehman Brothers Inc., JP Morgan Securities Inc. and JPMorgan Chase Bank, NA.*

(c)(1)	Fairness Opinion of FTN Midwest Securities Corp., dated as of March 21, 2007, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)	Fairness Opinion of Jefferies Broadview, dated as of March 20, 2007, incorporated herein by reference to Annex C of the Proxy Statement.

(c)(3)	Presentation of FTN Midwest Securities Corp. to the Special Committee of the Board of Directors of Vertrue Incorporated, dated February 12, 2007.*

(c)(4)	Presentation of FTN Midwest Securities Corp. to the Special Committee of the Board of Directors of Vertrue Incorporated, dated March 20, 2007.*

(c)(5)	Presentation of Jefferies Broadview to the Special Committee of the Board of Directors of Vertrue Incorporated, dated March 20, 2007.*

(d)(1)	Agreement and Plan of Merger, dated as of March 22, 2007, among Vertrue Incorporated, Velo Holdings Inc. and Velo Acquisition Inc., incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)	Rollover and Voting Commitment Letter, dated March 22, 2007, to Velo Holdings Inc. from Gary A. Johnson.*

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Proxy Statement.

(g)	None.

* Previously filed.